SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________ to _________
Commission file number 1-800
Title of plan -
WRIGLEY SAVINGS PLAN
Name and address of the issuer of the securities
held pursuant to the plan -
WM. WRIGLEY JR. COMPANY
(Delaware Corporation)
410 North Michigan Avenue
Chicago, Illinois 60611

Financial Statements and Supplemental Schedules
Wrigley Savings Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Wrigley Savings Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Wrigley Benefits Committee
Wrigley Savings Plan
We have audited the accompanying statements of assets available for benefits of the Wrigley Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, and schedule of delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, IL
June 21, 2007

Wrigley Savings Plan
Statements of Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$128,354	$77,602
Investments, at fair value	428,553,371	450,884,837

Assets available for benefits	$428,681,725	$450,962,439

See notes to financial statements.

Wrigley Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2006	2005

Additions
Interest and dividends	$17,327,088	$12,119,539
Contributions:
Company	8,743,450	7,212,882
Participants	17,333,477	14,396,053
Rollover	1,851,984	4,964,250

Total additions	45,255,999	38,692,724

Deductions
Distributions to participants	62,472,918	45,344,484

Net realized and unrealized depreciation in fair value of investments	(5,063,795)	(8,607,146)

Net decrease	(22,280,714)	(15,258,906)
Assets available for benefits at beginning of year	450,962,439	466,221,345

Assets available for benefits at end of year	$428,681,725	$450,962,439

See notes to financial statements.

Wrigley Savings Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005
1. Description of the Plan
The following brief description of the Wrigley Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
Participation and Contributions
The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company (collectively referred to as the Company or Employer) that adopt the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All regular “full-time” and “part-time” employees are eligible to participate in the Plan as soon as administratively practicable after date of hire. Temporary employees are eligible to participate upon completion of 1,000 hours within a 12-month period. After-tax and/or 401(k) accounts and Company-matching accounts are maintained for each participant. Participants’ account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.
The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 25% of base salary, subject to an annual limit as required by the Internal Revenue Code (IRC). Participants are eligible for matching contributions immediately. Generally, the Employer makes matching contributions at 100% of a participant’s contributions up to 3% of eligible earnings and 60% of a participant’s contributions up to the next 3% of eligible earnings.
Mercer Human Resources Services (Mercer) (formerly Putnam Fiduciary Trust Company) as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (the Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust’s collective short-term investment fund at Mercer.

1. Description of the Plan (continued)
Loans
The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant’s accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant’s principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established periodically by the Benefits Committee, generally equal to, for any plan year, the prime interest rate.
Investment Options and Transfers
Upon enrollment in the Plan, a participant may direct employee contributions, in 1% increments, and matching contributions in any of 17 investment options.
Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds including to and from the Wrigley Stock Fund. The Wrigley Stock Fund qualifies as an employee stock ownership plan. Participants have the option to reinvest dividends in additional shares of Company stock in the Plan or receive a cash payout. Changes in investment direction or transfers can be made by contacting Mercer directly.
Vesting
Participants’ contributions are immediately vested in their tax-deferred and regular deposit accounts. The Employer’s matching contributions are immediately fully vested in a participant’s account upon receipt.
Withdrawals
Active participants may make a withdrawal from the Plan once every 90 days, from their after-tax deposit account and, under certain circumstances, the Employer-matching contribution account and tax-deferred account. Once a participant makes a hardship withdrawal, contributions are restricted for 90 days.

1. Description of the Plan (continued)
Distributions to Participants
Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an installment payment, or a combination thereof.
Administrative Expenses
It is the intent of the Company to continue to pay certain administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.
Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and ERISA. In the event the Plan is terminated, the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.
2. Significant Accounting Policies
Investment Valuation
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company common stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B common stock. However, because the Class B common stock is at all times convertible into common stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company’s common stock. Participant loans are valued at cost, which approximates fair value.
Contributions
Contributions from participants are recognized when withheld by the Company through payroll deductions.

2. Significant Accounting Policies (continued)
Matching contributions from the Employer are recognized concurrently with the recognition of participants’ contributions.
Security Transactions
Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.
Income Recognition
Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted U.S. accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Individual investments that represent 5% or more of the fair value of Plan’s net assets are as follows:

	December 31
	2006	2005

Federated Stock Fund	$34,768,787	$	*
Europacific Growth Fund	29,182,387		*
Putnam Money Market Fund	36,227,791		35,104,130
Wm. Wrigley Jr. Company common stock	200,257,850		251,539,926
Wm. Wrigley Jr. Company Class B common stock	*		30,237,526
*Investment was less than 5% in respective year.

3. Investments (continued)
During 2006 and 2005, the Plan’s investments (including investments purchased and sold, as well as held, during the year) (depreciated) appreciated in fair value as follows:

	Year Ended December 31
	2006	2005

Mutual funds	$6,881,063	$2,733,474
Wm. Wrigley Jr. Company common stock (including Class B stock)	(11,944,858)	(11,340,620)

	$(5,063,795)	$(8,607,146)

Dividends relating to Wm. Wrigley Jr. Company common stock amounted to $4,897,837 and $4,748,351 during 2006 and 2005, respectively.
On April 4, 2006, the Company’s stockholders authorized a one-time stock dividend of one share of Class B common stock for each four shares of common stock and one share of Class B common stock for each four shares of Class B common stock.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedules

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
EIN #36-1988190       Plan #004
Year Ended December 31, 2006

Participant Contributions Transferred Late	Total That Constitute Nonexempt
to Plan	Prohibited Transactions
$5,095	$5,095

Note: Participant contributions were restored to the Plan, and participants were credited with corrective earnings on or before August 18, 2006.

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN #36-1988190       Plan #004
December 31, 2006

	Number of	Current
Identity of Issue	Shares	Value

Interest-bearing cash	56,046	$56,046

Wm. Wrigley Jr. Company (*) common stock	3,868,781	200,257,850
Wm. Wrigley Jr. Company (*) Class B common stock	352,748	18,079,653

Mercer Human Resource Services:
Shares of registered investment companies:
Putnam Money Market Fund (*)	36,227,791	36,227,791
PIMCO Total Return Fund	1,779,403	18,470,200
Putnam Vista Fund (*)	1,376,105	15,494,939
Managers Special Equity Fund	210,488	17,395,629
Vanguard Institutional Index Fund	84,780	10,986,606
Vanguard Target Retirement Fund 2005	174,510	2,001,628
Vanguard Target Retirement Fund 2015	584,454	7,282,293
Vanguard Target Retirement Fund 2025	370,493	4,831,233
Vanguard Target Retirement Fund 2035	199,067	2,761,059
Vanguard Target Retirement Fund 2045	127,383	1,824,123
Vanguard Target Retirement Income Fund	108,939	1,166,121
Federated Stock Fund	1,088,566	34,768,787
Harbor Capital Appreciation Fund	251,734	8,395,328
Putnam Investors Fund (*)	497,716	7,669,809
Europacific Growth Fund	626,769	29,182,387
PIMCO Low Duration Fund	274,731	2,722,588
Participants’ loans (varying maturities with interest rates ranging from 5.25% to 7.00%)		8,979,301

		$428,553,371

(*)     Mercer Human Resource Services and the Wm. Wrigley Jr. Company are parties in interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee, as administrator of the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WRIGLEY SAVINGS PLAN
	By:	/s/ Timothy Griffin
Timothy Griffin
Benefits Committee Chairman and Senior Director – Global Rewards and Global People Systems of the Wm. Wrigley Jr. Company

/s/ Luis Machado
Luis Machado
Benefits Committee Secretary and Associate General Counsel – Corporate and Assistant Secretary of the Wm. Wrigley Jr. Company

/s/ Alan Schneider
Alan Schneider
Benefits Committee Member and Vice President and Treasurer of the Wm. Wrigley Jr. Company

/s/ Anthony Gedeller
Anthony Gedeller
Benefits Committee Member and Senior Director – Treasury Services of the Wm. Wrigley Jr. Company

/s/ Thomas Budlong
Thomas Budlong
Date: June 25, 2007		Benefits Committee Member and Senior Director – People, Learning and Development, Commercial and Corporate of the Wm. Wrigley Jr. Company

Exhibit Index

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm